

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 19, 2016

Via E-mail
Michael Midlam
Principal Executive Officer
Rancho Santa Fe Mining, Inc.
9655 Granite Ridge Drive, Suite 200
San Diego, CA 92123

> **Re: Rancho Santa Fe Mining, Inc.**
> **Amended Registration Statement on Form S-1/A**
> **Filed August 5, 2016**
> **File No. 333-208550**

Dear Mr. Midlam:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2016, letter.

Description of Securities
Securities Authorized for Issuance Under Equity Compensation Plans, page 18

1. We note your response to comment 6. We also note that you have disclosed on page F-15 that the "Company issued 3,000,000 shares of its common stock to Kodiak Capital for services rendered." However, the Equity Purchase Agreement does not refer to any services performed for the Company by Kodiak Capital. Please advise us of the nature of the services and revise where appropriate.

Description of Business, page 19

2. We note your response to comment 8. Please revise to clarify if your patented claims are leased or owned. If leased, summarize the terms of your lease obligations.

3.   We note your response to comment 9. It does not appear that a mine located on a ridge implies that the apex of a vein or lode is also located on the ridge. Rather extensive exploration work is required to make this determination. Please revise to remove disclosure related to the apex rule or provide us with substantial geological evidence that supports your disclosure.

4.   We note your response to comment 11 and the exploration work summary beginning on page 24 of your disclosure. It appears the Pelke Technical Evaluation covers an area that includes your two patented claims along with additional patented and unpatented claims. Please revise this section of your filing to summarize exploration work performed specifically on the property under your control.

5.   Additionally, when disclosing exploration results include the sample location and identification number, the type of sample, the sample size, and the results. We suggest presenting sample data in a tabular format.

6.   We note your response to comment 12 and we reissue the comment. Please revise to remove these estimates.

Legal Proceedings, page 26

7.   We note the reference to a lawsuit on page 7 for which you assumed the liabilities. We also note disclosure on page 34 and elsewhere that you are "pursuing any other available legal remedies" with respect to Kodiak. Please advise us as to your consideration of whether disclosure of these matters is required pursuant to Instruction 4 to Item 103 of Regulation S-K.

Management's Discussion and Analysis
Liquidity and Capital Resources, page 28

8.   Please revise to address your cash on hand and your approximate monthly burn rate.

Recent Sales of Unregistered Securities, page 59

9.   We note your response to comment 17. We also note that you have disclosed that the number of shares issued to HMCI shareholders represented 45% of the Company's issued and outstanding shares at the time of issuance. You have also disclosed that there were 13,500,000 shares issued and outstanding as of September 30, 2015. However, you have not disclosed any sales of your common shares between September 30, 2015, and October 28, 2015, the date of the Asset Purchase Agreement entered into with HMCI. HMCI shareholders' 45% shareholding as a result of the 13,500,000 shares issued to them in the transaction on October 28, 2015, would imply that there were 30,000,000 shares outstanding at the date of issuance. Please revise to clarify. Also, please advise us

if you issued any shares to Kodiak (other than the commitment shares) under the equity line agreement.

You may contact Raj Rajan at (202) 551-3388 or John Coleman at (202) 551-3610 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Suellentrop at (202) 551-4256 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining

cc: John O'Leary, Esq.
       Lucosky Brookman LLP